                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                             SECURED SERVICES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    813718103
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                                 (CUSIP NUMBER)

                            033 ASSET MANAGEMENT, LLC
                           125 HIGH STREET, SUITE 1405
                           BOSTON, MASSACHUSETTS 02110
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 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
                                COMMUNICATIONS)

                               - with copies to -

                           MICHAEL G. TANNENBAUM, ESQ.
                  TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                DECEMBER 31, 2005

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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

               Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See
         Rule 13d-7(b) for other parties to whom copies are to be sent.

------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

--------------------                                       ---------------------
CUSIP No. 813718103                                          Page 2 of 5 Pages
--------------------                                       ---------------------

This Amendment No. 1 amends the Schedule 13D filed by the Reporting Person. The purpose of this Amendment is to reflect the acquisition of Shares. Only Item 5 reported herein is being amended. All other items remain unchanged.

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         033 ASSET MANAGEMENT, LLC
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2.       CHECK THE APPROPRIATE BOX IF A  GROUP*                          (a)
                                                                         (b) [X]

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3.       SEC USE ONLY

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4.       SOURCES OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, USA
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    NUMBER OF       7.    SOLE VOTING POWER                            5,167,300
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER                                  0
     OWNED BY       ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER                       5,167,300
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER                             0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,167,300
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         26.7%
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14.      TYPE OF REPORTING PERSON*

         IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 813718103                                          Page 3 of 5 Pages
-------------------                                      -----------------------

ITEM 1 SECURITY AND ISSUER
--------------------------

     Title of Class of Securities

         Common stock $.001 par value per share (the "Shares")

         Name and Address of Issuer
         --------------------------
         Secured Services Inc.
         920 Pilot Road
         1175 North Services Road West
         Suite 214
         Oakville, Ontario
         Canada l6M 2W1

ITEM 2 IDENTITY AND BACKGROUND
------------------------------

         (a)    033 Asset Management, LLC (the "Manager")

         (b)    125 High Street, Suite 1405
                Boston, Massachusetts 02110

         (c)    The Manager serves as an investment manager to investment
                vehicles.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
--------------------------------------------------------

The Manager is the investment manager of (i) 033 Growth Partners I, L.P., (ii)
033 Growth Partners II, L.P., (iii) Oyster Pond Partners, L.P. and (iv) 033
Growth International Fund, Ltd. (together, the "Funds").

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
-------------------------------------------0

         (a)-(b) The Investment Manager, in its capacity as investment manager of the Funds, has sole power to vote and dispose of the Shares. The Investment
Manager disclaims any economic interest in or beneficial ownership of the Shares covered by this Statement.

          The Investment Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 5,167,300 Shares, comprised of (x) 4,205,760 Shares purchased by the Funds, and (y) 961,540 Shares underlying the Issuer's warrants to purchase
Shares (the "Warrant Shares") also purchased by the Funds which are exercisable within sixty days following the date of this Schedule.

-------------------                                 ----------------------------
CUSIP No. 813718103                                       Page 4 of 5 Pages
-------------------                                 ----------------------------

          Pursuant to Rule 13d-3, the 5,167,300 Shares represent 26.7% of the
Issuer's outstanding Shares The percentage calculation is based on (x) the
18,405,040 Shares outstanding as reported in the Issuer's Quarterly Report on
Form 10-Q for the quarterly period ending September 30, 2005, as filed with the
Commission on November 22, 2005, increased by (y) the Warrant Shares.

         (c) None.

         (d) Inapplicable.

         (e) Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
------ SECURITIES OF THE ISSUER

         None.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS
------
         None.

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CUSIP No. 813718103                                       Page 5 of 5 Pages
-------------------                                 ----------------------------

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        February 13, 2006
                                                  ------------------------------
                                                              (Dated)

                                                      /s/ Lawrence M. Longo
                                                  ------------------------------
                                                            (Signature)

                                                       Chief Operating Officer
                                                  ------------------------------
                                                              (Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)